[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

September 7, 2012	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Christian Windsor

Senior Attorney

Mail Stop 4720

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp
Pre-effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-172827

Dear Mr. Windsor:

On behalf of United Community Bancorp (the “Company”) enclosed for filing is Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits. The Amended Registration Statement has been marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011.

This letter also responds to Comment No. 1 raised in the Staff’s comment letter dated February 1, 2012. To aid in your review, we have repeated the comment followed by the Company’s response. We note that, in its correspondence dated March 30, 2012, the Company has previously responded to the other comments included in the Staff’s February 1, 2012 correspondence. We further note that the Amended Registration Statement includes, particularly on pages 81 through 89, disclosure regarding the loan restructurings and lending relationships that have been the subject of the Staff’s prior comments.

From February 1, 2012 Comment Letter

Amendment No. 2 to Form S-1 — General

Comment No. 1

Mr. Christian Windsor

September 7, 2012

We note your prior response to comment 1. Please address any significant changes to the plan of distribution to permit sufficient time for staff comment.

Response to Comment No. 1

We have been advised by counsel for Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) that they have had a number of discussions with the staff of the Office of Trading Practices (“OTP”) in the Division of Trading and Markets and have submitted additional materials with regard to the compliance of the structure of the syndicating community offering with the provisions of Rule 10b-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that such matter continues to be under review by the staff of the OTP. In addition, counsel for Sandler O’Neill also submitted materials to and has had extensive discussions with the staff of the OTP regarding the issue of the compliance with the provisions of Rule 15c2-4 of the use of United Community Bank, an affiliate of the issuer, as the depository for the funds submitted to the issuer as payment for subscriptions in the offering. It is our understanding from discussions with Sandler O’Neill’s counsel that the staff of the OTP does not believe that the proposed manner of holding the funds submitted in the offering in a segregated account maintained at an affiliate of the issuer is not in compliance with the provisions of Rule 15c2-4 (such position is based in large part on the position taken in the Trident Securities, Inc. No-Action Letter, dated November 29, 1985 (1985 SEC No-Act. LEXIS 2794)). In addition, we have been advised that Sandler O’Neill, joined by Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Inc., have submitted a draft no-action letter to OTP for its review and consideration requesting the SEC grant exemptive, interpretive or no-action relief from Rule 10b-9 under the Exchange Act and that such request is under review.

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If you have any questions or further comments, please contact the undersigned at (202) 508-5852 or Victor L. Cangelosi at (202) 508-5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

cc:	William F. Ritzmann, President and Chief Executive Officer,
United Community Bancorp
David Lin, U.S. Securities and Exchange Commission (Mail Stop 4720)
Marc Thomas, U.S. Securities and Exchange Commission (Mail Stop 4720)
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP